Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Alliance Bank, N.A. is a wholly-owned subsidiary of Alliance Financial Corporation and is a national banking association organized under the laws of the United States.

Alliance Financial Capital Trust I is a wholly-owned subsidiary of Alliance Financial Corporation and is organized under the laws of the State of Delaware.

Alliance Financial Capital Trust II is a wholly-owned subsidiary of Alliance Financial Corporation and is organized under the laws of the State of Delaware.

Ladd’s Agency, Inc. is a wholly-owned subsidiary of Alliance Financial Corporation and is organized under the laws of the State of New York.

Alliance Preferred Funding Corp. is a substantially wholly-owned subsidiary of Alliance Bank, N.A. and is organized under the laws of the State of Delaware.

Alliance Leasing, Inc. is a wholly-owned subsidiary of Alliance Bank, N.A. and is organized under the laws of the State of New York.